UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Second Quarter 2022 Production and Volume Sold per Metal Results

LIMA, Peru--(BUSINESS WIRE)--July 14, 2022--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 2Q22 results for production and volume sold.

2Q22 Production per Metal (100% basis)

	1Q22 (Actual)	2Q22 (Actual)	6M22 (Actual)	2022 Updated Guidance (1)

Gold (Oz.)
Orcopampa	19,031	17,749	36,780	65k - 70k
Tambomayo	13,867	14,351	28,218	48k - 53k
La Zanja	5,900	4,767	10,667	37k - 45k
Coimolache	19,512	19,930	39,442	80k - 85k
El Brocal	4,350	4,457	8,807	12k - 15k

Silver (Oz.)
Uchucchacua	0	0	0	0
El Brocal	1,059,666	806,123	1,865,789	3.0M - 3.5M
Tambomayo	419,396	433,820	853,216	1.8M - 2.4M
Julcani	661,132	640,557	1,301,689	2.2M - 2.5M

Lead (MT)
El Brocal	2,497	1,306	3,803	5.0k - 6.0k
Uchucchacua	0	0	0	0
Tambomayo	2,509	2,823	5,331	6.0k - 8.0k

Zinc (MT)
El Brocal	8,772	4,146	12,918	16.0k - 20.0k
Uchucchacua	0	0	0	0
Tambomayo	3,543	3,920	7,464	8.0k - 10.0k

Copper (MT)
El Brocal	10,159	10,537	20,696	40.0k - 45.0k
  2022 outlook projections shown above are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of July 2022.

2Q22 Comments

Tambomayo:

  2Q22 gold, lead and zinc production exceeded expectations due to an increase in grade and metallurgical recovery. 2022 guidance has subsequently been updated.
  2Q22 silver production was in line with expectations for the quarter. 2022 guidance remains unchanged.

Orcopampa:

  2Q22 gold production exceeded expectations due to an increase of treated ore and higher gold grades. 2022 guidance has been updated.

Coimolache:

  Production remained stable during the quarter with higher than expected gold production due to positive reconciliation of grades from the Mirador Norte open pit along with improved leaching permeability. 2022 guidance has been updated.

La Zanja:

  Partial recovery of mining rate at the Pampa Verde open pit subsequent to Peru’s January through April rainy season. Inflationary pressure has accelerated Buenaventura’s decision to put the mine under care and maintenance by 4Q22 in anticipation of oxides being largely depleted between October and December 2022. Buenaventura will then continue to focus on Cu-Au sulfide exploration within La Zanja’s operational footprint. Any residual gold ounces remaining within the open pit will be recovered once La Zanja’s Cu_Au project is confirmed. 2022 guidance remains unchanged.

Julcani:

  2Q22 silver production was in line with expectations. 2022 guidance remains unchanged.

Uchucchacua:

  Exploration continues at the Uchucchacua mine according to plan with a focus on tunnels and diamond drilling during 2Q22. Underground crews are simultaneously in the process of being assembled in order to resume mine development during 3Q22, targeting production restart by 2H23.
  Yumpag project continued according to plan with progress related to construction and permitting during the second quarter. Production is targeted to begin during the 2H23. Exploration continued as planned at the Camila and Tomasa orebodies with positive results which likely will increase reserves and resources by the end of 2022.

El Brocal:

  Stable production at the underground mine at a rate of 8,000 tpd. 2Q22 copper production was in line with expectations. 2022 guidance remains unchanged.
  Tajo Norte’s silver, zinc and lead production was below expectations during the quarter due to a change in the mine plan. 2022 guidance was updated.
  Rehabilitation work began in late June within the upper area of the open pit which required stabilization subsequent to the March 2022 landslide.
  Polymetallic ore derived from the open pit’s low-grade stockpiles was processed during 2Q22. This will continue during 3Q22 while rehabilitation works progresses at the open pit.

2Q22 Payable Volume Sold

2Q22 Volume Sold per Metal (100% basis)

	1Q22 (Actual)	2Q22 (Actual)	6M22 (Actual)

Gold (Oz.)
Orcopampa	19,307	17,719	37,026
Tambomayo	12,181	12,917	25,098
La Zanja	5,773	4,452	10,225
Coimolache	20,586	20,551	41,137
El Brocal	2,907	2,590	5,496

Silver (Oz.)
Uchucchacua	18,730	139,688	158,418
El Brocal	852,933	650,260	1,503,193
Tambomayo	351,077	376,313	727,390
Julcani	636,303	605,634	1,241,937

Lead (MT)
El Brocal	2,239	1,071	3,310
Uchucchacua	0	18	18
Tambomayo	2,275	2,629	4,904

Zinc (MT)
El Brocal	7,256	3,370	10,626
Uchucchacua	0	0	0
Tambomayo	2,922	3,262	6,184

Copper (MT)
El Brocal	9,697	10,311	20,008

Realized Metal Prices*

	1Q22 (Actual)	2Q22 (Actual)	6M22 (Actual)
Gold (Oz)	1,896	1,825	1,861
Silver (Oz)	24.10	22.71	23.42
Lead (MT)	2,363	2,180	2,280
Zinc (MT)	4,105	4,489	4,257
Copper (MT)	9,950	9,073	9,498

*Buenaventura consolidated figures.

Appendix

1. 2Q22 Production per Metal

	1Q22 (Actual)	2Q22 (Actual)	6M22 (Actual)

Silver (Oz.)
Orcopampa	7,856	7,334	15,190
La Zanja	23,363	30,318	53,682
Coimolache	77,195	75,504	152,699

Lead (MT)
Julcani	99	124	224

2. 2Q22 Volume Sold per Metal

	1Q22 (Actual)	2Q22 (Actual)	6M22 (Actual)

Silver (Oz.)
Orcopampa	6,928	12,411	19,339
La Zanja	21,818	29,273	51,090
Coimolache	96,634	84,859	181,494

Lead (MT)
Julcani	76	93	168

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2021 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Gabriel Salas, Head of Investor Relations
(511) 419 2591 / Gabriel.salas@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: July 14, 2022